Exhibit 99.1

FangDD Reports First Half 2023 Unaudited Financial Results

Shenzhen, China, August 25, 2023 (GlobeNewswire) - Fangdd Network Group Ltd. (NASDAQ: DUO) (“FangDD” or “the Company”), a customer-oriented property technology company in China, today announced its unaudited financial results for the six months ended June 30, 2023.

First Half 2023 Financial Highlights

•	Revenue for the six months ended June 30, 2023 slightly increased by 6.0% to RMB153.5 million (US$21.2 million) from RMB144.8 million for the same period of 2022.

•	Net income for the six months ended June 30, 2023 was RMB9.4 million (US$1.3 million), compared to net loss of RMB192.1 million for the same period of 2022.

•	Non-GAAP net income[1] was 9.4 million (US$1.30 million) for the six months ended June 30, 2023, compared to non-GAAP net loss[2] of RMB182.9 million for the same period of 2022.

First Half 2023 Operating Highlights

•	The number of closed-loop agents[3] was 4.6 thousand for the six months ended June 30, 2023, representing a decrease of 50.9% from 9.4 thousand for the same period of 2022.

•	Total closed-loop GMV[4] facilitated on the Company’s platform decreased by 25.5% to RMB8.3 billion (US$1.1 billion) for the six months ended June 30, 2023 from RMB11.2 billion for the same period of 2022. New property and resale property contributed RMB7.7 billion (US$1.1 billion) and RMB0.6 billion (US$0.1 billion), respectively, to the total closed-loop GMV for the six months ended June 30, 2023. The decline in closed-loop GMV was mainly due to the careful selection of new property projects for cooperation and the clear-up of the continuous impact of resale property business by the Company under the weak recovery of the real estate market for the six months ended June 30, 2023.

1 Non-GAAP net income is defined as net income excluding share-based compensation expenses. For more information on these non-GAAP financial measures, please see the section captioned “Non-GAAP Financial Measures” and the tables captioned “Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this release.

2 Non-GAAP net loss is defined as net loss excluding share-based compensation expenses. For more information on these non-GAAP financial measures, please see the section captioned “Non-GAAP Financial Measures” and the tables captioned “Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this release.

3 Closed-loop agents refer to real estate agents who have completed closed-loop transactions in the Company’s marketplace under the Company’s monitoring and control. Closed-loop transactions refer to property transactions in which the major steps are completed or managed by real estate agents in the Company’s marketplace.

4 “Closed-loop GMV” refers to the GMV of closed-loop transactions facilitated in the Company’s marketplace during the specified period. Closed-loop transactions refer to property transactions in which the major steps are completed or managed by real estate agents in the Company’s marketplace.

Mr. Xi Zeng, Chairman and Chief Executive Officer of FangDD, commented, “According to the National Bureau of Statistics of China, new property sales in the first half of 2023 increased by 1.1% year-on-year compared to the low base in the same period of 2022. However, the real estate market had experienced significant changes in the supply and demand dynamics, with a continuing trend of weakening. In the first half of 2023, adhering to the principle of ensuring sustainable operations, the Company focused on the cash flow security and profitability enhancement, and intensified its efforts in equity financing. As a result, the Company has achieved profitability for the first time since the first half of 2021 and repaid short-term loans ahead of schedule. Additionally, the Company actively explored potential transformation opportunities in the evolving industry landscape, with a particular emphasis on innovating products related to property asset services.”

First Half 2023 Financial Results

REVENUE

Revenue for the six months ended June 30, 2023 slightly increased by 6.0% to RMB153.5 million (US$21.2 million) from RMB144.8 million for the same period of 2022. The slight increase was mainly attributed to a series of positive policies implemented by the PRC government to promote the stable and healthy development of the real estate market.

COST OF REVENUE

Cost of revenue for the six months ended June 30, 2023 slightly decreased by 4.6% to RMB133.7 million (US$18.4 million) from RMB140.1 million for the same period of 2022. The slight decrease was primarily due to that: (i) the Company optimized the structure of its business lines, and the PRC government has implemented a series of positive policies to promote the stable and healthy development of the real estate market, which result in a slight increase of revenue with certain scale effect to some degree, and (ii) the Company carried out continuous actions on the optimization of the costs to improve the operating efficiency.

GROSS PROFIT AND GROSS MARGIN

Gross profit for the six months ended June 30, 2023 increased by 321.1% to RMB19.8 million (US$2.7 million) from RMB4.7 million for the same period of 2022. Gross margin for the six months ended June 30, 2023 increased to 12.9% from 3.2% for the same period of 2022. The increase was mainly due to that: (i) the Company optimized the structure of its business lines, and the PRC government has implemented a series of positive policies to promote the stable and healthy development of the real estate market, which result in a slight increase of revenue with certain scale effect to some degree, and (ii) the Company carried out continuous actions on the optimization of the costs to improve the operating efficiency.

OPERATING EXPENSES

Operating expenses for the six months ended June 30, 2023, which included share-based compensation expenses of RMB82 thousand (US$11 thousand), decreased by 51.5% to RMB88.8 million (US$12.2 million) from RMB182.9 million for the same period of 2022, which included share-based compensation expenses of RMB9.2 million for the same period of 2022.

•	Sales and marketing expenses for the six months ended June 30, 2023 decreased to RMB1.9 million (US$0.3 million) from RMB8.8 million for the same period of 2022. The decrease was primarily due to an optimized sales department composition, the reduced spending on marketing activities related to new property transaction services, and the reduced scale of sales labor expenditure.

•	Product development expenses for the six months ended June 30, 2023 decreased to RMB17.7 million (US$2.4 million) from RMB39.8 million for the same period of 2022. This decrease was attributable to the decreases in personnel-related expenses following the Company’s decision to be more conservative on further investments in research and development.

•	General and administrative expenses for the six months ended June 30, 2023 decreased to RMB69.2 million (US$9.5 million) from RMB134.3 million for the same period of 2022. This decrease was mainly due to: (i) the decrease in provision of impairment of certain assets, such as accounts receivable due from developers, other accounts receivable of project deposits and short-term investments, and (ii) the actions that the Company has taken to improve operating efficiency, including the action to reduce redundant positions.

NET INCOME

Net income for the six months ended June 30, 2023 was RMB9.4 million (US$1.3 million), compared to net loss of RMB192.1 million for the same period of 2022.

Non-GAAP net income for the six months ended June 30, 2023 was 9.4 million (US$1.3 million), compared to non-GAAP net loss of RMB182.9 million for the same period of 2022.

NET INCOME PER ADS

Basic and diluted net income per American Depositary Share (“ADS”) for the six months ended June 30, 2023 were both RMB0.26 (US$0.04). In comparison, the Company’s basic and diluted net loss attributable to ordinary shareholders per ADS for the same period of 2022 were both RMB36.08. Each ADS represents 375 of our Class A ordinary shares as of June 30, 2023.

Liquidity

As of June 30, 2023, the Company had cash and cash equivalents, restricted cash, and short-term investments of RMB144.5 million (US$19.9 million). For the six months ended June 30, 2023, net cash used in operating activities was RMB160.1 million (US$22.1 million).

Exchange Rate

This press release contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars, in this press release, were made at a rate of RMB7.2513 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on June 30, 2023. The Company makes no representation that the Renminbi or U.S. dollar amounts referred could be converted into U.S. dollar or Renminbi, as the case may be, at any particular rate or at all.

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principles in the United States, or GAAP, this press release presents non-GAAP income (loss) from operations, non-GAAP operating margin, non-GAAP net income (loss) and non-GAAP net margin by excluding share-based compensation expenses from income (loss) from operations and net income (loss). The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The Company believes these non-GAAP financial measures are important to help investors understand the Company’s operating and financial performance, compare business trends among different reporting periods on a consistent basis and assess the Company’s core operating results, as they exclude certain expenses that are not expected to result in cash payments. Using the above non-GAAP financial measures has certain limitations. Share-based compensation expenses have been and will continue to be incurred in the future and are not reflected in the presentation of the non-GAAP financial measures, but should be considered in the overall evaluation of the Company’s results. These non-GAAP financial measures should be considered in addition to financial measures prepared under GAAP, but should not be considered a substitute for, or superior to, financial measures prepared under GAAP. The Company compensates for these limitations by reconciling these non-GAAP financial measures to the most directly comparable U.S. GAAP measures, which should be considered when evaluating the Company’s performance. Reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure is set forth at the end of this release.

About FangDD

Fangdd Network Group Ltd. (Nasdaq: DUO) is a customer-oriented property technology company in China, focusing on providing real estate transaction digitalization services. Through innovative use of mobile internet, cloud, big data, and artificial intelligence, among others, FangDD has fundamentally revolutionized the way real estate transaction participants conduct their business through a suite of modular products and solutions powered by SaaS tools, products, and technology. For more information, please visit http://ir.fangdd.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “aim,” “anticipate,” “believe,” “estimate,” “expect,” “hope,” “going forward,” “intend,” “ought to,” “plan,” “project,” “potential,” “seek,” “may,” “might,” “can,” “could,” “will,” “would,” “shall,” “should,” “is likely to” and the negative form of these words and other similar expressions. Among other things, statements that are not historical facts, including statements about FangDD’s beliefs and expectations, the business outlook and quotations from management in this announcement, as well as FangDD’s strategic and operational plans, are or contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following. The general economic and business conditions in China may deteriorate. The growth of Internet and mobile user population in China might not be as strong as expected. FangDD’s plan to attract new and retain existing real estate agents, expand property listings, develop new products and increase service offerings might not be carried out as expected. FangDD might not be able to implement all of its strategic plans as expected. Competition in China may intensify further. All information provided in this press release is as of the date of this press release and are based on assumptions that the Company believes to be reasonable as of this date, and FangDD undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

Ms. Linda Li

Director, Capital Markets Department

Phone: +86-0755-2699-8968

E-mail: ir@fangdd.com

Fangdd Network Group Ltd.

SELECTED UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS DATA

(All amounts in thousands of Renminbi, except for share and per share data)

	As of December 31,	As of June 30,
	2022	2023
Assets
Current assets
Cash and cash equivalents	143,934	130,735
Restricted cash	38,811	13,782
Short-term investments	2,000	-
Accounts receivable, net	470,997	380,536
Prepayments and other current assets	191,996	277,109
Inventory	11,157	12,650
Total current assets	858,895	814,812

Total assets	1,076,679	972,547

LIABILITIES
Current liabilities
Short-term bank borrowings	72,500	-
Accounts payable	659,215	534,823
Customers’ refundable fees	30,747	31,517
Accrued expenses and other payables	181,140	120,252
Income taxes payable	4,876	1,021
Operating lease liabilities-current	1,243	465
Total current liabilities	949,721	688,078

Total liabilities	981,285	720,538

Total Fangdd Network Group Ltd. shareholders' equity	100,116	256,252
Non-controlling interests	(4,722)	(4,243)
Total equity	95,394	252,009

Total liabilities and equity	1,076,679	972,547

Fangdd Network Group Ltd.

SELECTED UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) DATA

(All amounts in thousands, except for share and per share data)

	For the Six Months Ended June 30,
	2022	2023
Revenue	144,834	153,488
Cost of revenues	(140,128)	(133,673)
Gross profit	4,706	19,815

Operating expenses:
Sales and marketing expenses	(8,802)	(1,855)
Product development expenses	(39,797)	(17,725)
General and administrative expenses	(134,300)	(69,204)
Total operating expenses	(182,899)	(88,784)

Loss from operations	(178,193)	(68,969)

Net (loss) income	(192,100)	9,361
Net(loss) income attributable to minority shareholders	(4,745)	97
Net (loss) income attributable to ordinary shareholders	(196,845)	9,458

Net (loss) income	(192,100)	9,361
Other comprehensive (loss) income
Foreign currency translation adjustment, net of nil income taxes	9,159	1,267
Total comprehensive (loss) income , net of income taxes	(182,941)	10,628
Total comprehensive (loss) income attributable to minority shareholders	(4,745)	97
Total comprehensive (loss) income attributable to ordinary shareholders	(187,686)	10,725

Net (loss) income per share
- Basic	(0.10)	0.001
- Diluted	(0.10)	0.001
Net (loss) income per ADS
- Basic	(36.08)	0.26
- Diluted	(36.08)	0.26
Weighted average number of ordinary shares used in computing net (loss) income per share, basic and diluted
- Basic	2,046,388,131	13,937,948,159
- Diluted	2,046,388,131	13,937,948,159

Reconciliation of GAAP and Non-GAAP Results

(All amounts in thousands, except for share and per share data)

	For the Six Months
	Ended June 30,
	2022	2023
GAAP loss from operations	(178,193)	(68,969)
Share-based compensation expenses	9,207	82
Non-GAAP loss from operations	(168,986)	(68,887)

GAAP net (loss) income	(192,100)	9,361
Share-based compensation expenses	9,207	82
Non-GAAP net (loss) income	(182,893)	9,443

GAAP operating margin	(123.03)%	(44.93)%
Share-based compensation expenses	6.36%	0.05%
Non-GAAP operating margin	(116.68)%	(44.88)%

GAAP net margin	(132.63)%	6.10%
Share-based compensation expenses	6.36%	0.05%
Non-GAAP net margin	(126.28)%	6.15%